Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enterprise Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-51953, No. 333-60036 and 333-105079) and Form S-3 (No. 333-79135) of Enterprise Bancorp, Inc. of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Enterprise Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Enterprise Bancorp, Inc.

/s/ KPMG, LLP

Boston, MA
March 11, 2005